jonathan.desantis@shearman.com 212.848.5085 (Direct) 646.848.5085 (Fax)	April 18, 2014

Via Email and EDGAR Correspondence Filing

Mr. Jeffrey P. Riedler, Assistant Director

Ms. Christina De Rosa

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

ContraFect Corporation

Registration Statement on Form S-1

CIK No. 0001478069

Responses to SEC Comments to Form S-1 Confidentially Submitted October 16, 2013

Dear Mr. Riedler:

On behalf of ContraFect Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated November 12, 2013, relating to the registration statement on Form S-1 (CIK No. 0001478069) of the Company confidentially submitted on October 16, 2013. Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment.

This letter should be read in conjunction with the registration statement on Form S-1 that the Company filed with the Commission on April 18, 2014 (the “S-1”). In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in the S-1. To assist the Staff, we are also delivering to you via email a copy of this letter and a comparison draft showing the changes made in the S-1 as compared to the original confidential submission.

Mr. Jeffrey P. Riedler

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: We acknowledge the comment and will make the appropriate changes in the S-1.

2.	Please expand your disclosure to include the names of the lead underwriters. Please note that we will defer further review of any amendment to your registration statement that does not include the names of the lead underwriters.

Response: We have included the name of our lead underwriter, Maxim Group LLC, on the front and back covers of the S-1 and have included details regarding our relationship with Maxim Group LLC in “Underwriting.”

3.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: We acknowledge the comment and understand that the Staff may have additional comments regarding the exhibits after they are filed.

4.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: We acknowledge the comment and will provide any such information if applicable. We do not currently expect to include any additional graphic, visual or photographic information in the S-1, other than what is included in “Business.”

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Mr. Jeffrey P. Riedler

Response: The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act (the “JOBS Act”), by any broker or dealer that is participating or will participate in this offering. If the Company presents such written communications or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

6.	Please move the dealer prospectus delivery obligation legend to the outside back cover pursuant to Item 502(b) of Regulation S-K.

Response: We have moved the prospectus delivery obligation legend to the outside back cover.

7.	Please provide disclosure concerning the determination of offering price, as required by Item 5 of Form S-1.

Response: We have included disclosure regarding the determination of offering price on page 122.

8.	Please provide disclosure concerning the plan of distribution, as required by Item 8 of Form S-1.

Response: We have included disclosure regarding the plan of distribution in “Underwriting.”

Industry and Other Data, page ii

9.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement that you have not independently verified any third-party information could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

Response: We have deleted this statement from the S-1.

Prospectus Summary, page 1

10.	To the extent practicable, please minimize the use of highly technical terminology in this section and elsewhere in the prospectus that may be unfamiliar to lay investors. If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be understood by a person not acquainted with this industry or scientific field. For example, an explanation of the following scientific terms and phrases should accompany their first usage in the Prospectus Summary:

•	osteomyelitis;

Mr. Jeffrey P. Riedler

•	gram-positive;

•	cytotoxic agents;

•	methicillin-resistant;

•	vancomycin-resistant isolates; and

•	metagenomic-based techniques

Response: We acknowledge the comment and have attempted to minimize such language. In addition to generally clarifying the presentation and use of technical language throughout the S-1, we have clarified these terms as follows:

•	osteomyelitis – defined on page 1

•	gram-positive and gram-negative – defined on page 65

•	cytotoxic agents – defined on page 2

•	methicillin-resistant – explained on page 1

•	vancomycin-resistant isolates – we have deleted this term

•	metagenomic-based techniques – explained on page 66

Risk Factors

Risks Related to Our Financial Position and Need for Additional Capital, page 10

11.	We note that the report of your independent registered public accounting firm, on page F-2, contains an explanatory paragraph describing conditions that raise substantial doubt about your ability to continue as a going concern. Please add a risk factor that addresses this risk.

Response: We have added a risk factor to address this risk on page 13 and added conforming language to the “Risks Associated with Our Business” section on page 5.

“If foreign approval for CF-301 or any other product candidates is obtained…,” page 22

12.	Please identify the countries outside of the United States in which you intend to seek regulatory approval for commercialization of your product candidates and, as appropriate, expand your disclosure on page 77 under “Foreign Regulation” to provide specific details about the approval process with respect to your intended international markets.

Response: The Company acknowledges the comment and respectfully advises the Staff that it does not have any specific timelines for or intentions to seek regulatory approval for commercialization of its product candidates outside of the United States in the near

Mr. Jeffrey P. Riedler

future. However, we have revised the disclosure on page 27 to clarify that commercialization of our product candidates in international markets is an element of our long-term strategy.

“Our future success depends on our ability to attract and retain…, “ page 25

13.	If you have previously experienced difficulties such as those described in this risk factor relating to attracting and retaining qualified scientific, clinical, and sales and marketing personnel, please so disclose.

Response: The Company respectfully submits to the Staff that it has not experienced any specific instances of difficulty attracting and retaining qualified scientific, clinical or sales and marketing personnel. Disclosure to this effect has not been included in the S-1 because it may have the effect of mitigating this risk factor.

Use of Proceeds, page 36

14.	Please disclose the approximate amount of net proceeds from this offering intended to be used for each purpose you have listed. If the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. This is required even if, as you state, management will have broad discretion in allocating the proceeds and that the amount and timing of your actual expenditures may vary significantly from your current intentions depending on numerous factors. Please make any necessary conforming changes to the Prospectus Summary as well.

Response: We have added language to include the approximate proceeds to be used for each purpose we have specified once we confirm our aggregate offering size, as required by Item 504 of Regulation S-K, on page 9 in the Prospectus Summary and on page 43 (“Use of Proceeds”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 44

15.	Your disclosure indicates that you are unable to allocate employee-related and expenses or depreciation to any particular project. A substantial amount of your expenses appear to be related to product development, laboratory costs and external research and licensing costs. Please supplement your disclosure to disclose the amount of these expenses that are attributable to CF-301 for each period presented.

Response: We have added the supplemental disclosure in tabular form on page 51.

Mr. Jeffrey P. Riedler

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 47

16.	We have reviewed your stock-based compensation disclosures and have the following comments:

•	Please disaggregate the number of options issued by month or quarter for your most recent grants.

Response: We have disaggregated our grants in tabular form beginning on page 53.

•	Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.

Response: We acknowledge the comment and will add this disclosure once we have an estimated offering price.

•	Please update the table on page 48 through the date of effectiveness of your registration statement and include any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness. The current disclosure indicates that this table includes equity based awards through June 30, 2013.

Response: We have updated the table, now on page 53, to include all issuances as of March 31, 2014.

•	Please provide a quantitative discussion of the significant factors, assumptions, and valuation techniques used in estimating the fair value of the securities at each valuation date.

Response: We have included a quantitative discussion of the significant factors, assumptions, and valuation techniques used in estimating the fair value of our common stock beginning on page 54.

•	On page 48, you state that you considered contemporaneous independent valuations. Clarify whether valuations were performed by an unrelated valuation specialist. Additionally, please revise your disclosure to explicitly state the date which the independent valuations were obtained.

Response: We have clarified on page 54 that the valuation specialist was unrelated as well as independent and included the dates our valuations were obtained on page 54.

•	Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each issuance.

Mr. Jeffrey P. Riedler

Response: We acknowledge the comment and will add these disclosures once we have an estimated offering price.

Operating Activities, page 51

17.	Please expand on your explanation for the changes in cash used in operating activities by clarifying why accounts payable and accrued liabilities increased approximately $1.8 million between December 31, 2012 and 2011.

Response: We acknowledge the comment and have expanded the explanation for the change in cash used in operating activities in the current presentation to clarify significant changes in operating assets and liabilities between December 31, 2013 and 2012 on page 59.

Change in Accountants, page 55

18.	Please note we may have additional comments regarding your disclosures here pending the filing of the Exhibit 16 letter.

Response: We acknowledge the comment and have filed the letter as Exhibit 16.1 of the S-1.

Business

Our Competitive Strengths, page 56

19.	We note your statement that there are only two FDA approved drugs for MRSA bacteremia. Please disclose the names of those drugs.

Response: We have included the names of the two drugs approved for MRSA bacteremia, vancomycin and daptomycin, on page 2.

Our Products

Synergy of Lysins with Standard-of-Care Antibiotics in Cell Culture, page 61

20.	Please provide a narrative description preceding the graph on page 62 of the results of the combination of CF-301 and vancomycin, as you have done on page 61 with respect to the graph illustrating the results of the combination of CF-301 and daptomycin. In particular, please disclose the survival rate when vancomycin and CF-301 were each dosed as a single agent and the survival rate when CF-301 was combined with vancomycin.

Response: We have included the narrative description and survival rate data on page 71.

Mr. Jeffrey P. Riedler

Product Development, page 64

21.	We note your statement on page 65 that you “intend to study CF-301 in the clinical trials at doses much lower than those that caused [adverse] events in animal subjects.” Please disclose whether this decision was made in response to your discussions with the FDA.

Response: We have clarified that our dosing plans are in accordance with industry practice on page 76. This decision is not related to our ongoing discussions with the FDA.

Competition, page 69

22.	Please name your known competitors and the stage(s) of development of any competing product candidates. Please see Item 101(c)(1)(x) of Regulation S-K. Please also revise your disclosure to your risk factor about your competitors on page 18 to conform to this comment.

Response: We have added information concerning potential competitors to our two lead programs in tabular form, as required by Item 101(c)(1)(x) of Regulation S-K, on pages 81 and 82 and have added a cross-reference to this section in the related risk factor on page 22.

Intellectual Property, page 69

23.	For each material agreement discussed, and which is still in effect, please expand your disclosure to include the total amount of potential milestone payments that may be payable, royalty rates and, if material, required maintenance fees. Additionally, please file your agreements with Mount Sinai School of Medicine and MorphoSys AG as exhibits to the registration statement.

Response: We have added the requested disclosure of total potential milestone payments and royalty rates under our agreement with The Rockefeller University on page 84 and under our agreement with Trellis Bioscience LLC on page 85. We do not consider the annual maintenance fees to be material and they have not been separately disclosed.

Our license agreement with Rockefeller University has been filed as Exhibit 10.1 to the S-1. We have not filed our agreement with Mount Sinai School of Medicine because, pursuant to our notice letter dated March 28, 2014 and delivered to Mount Sinai School of Medicine, we intend to terminate this agreement prior to the effectiveness of the S-1. In addition, we have not filed our agreement with MorphoSys AG because such agreement is the subject of a pending arbitration, as discussed on page 94.

Mr. Jeffrey P. Riedler

24.	We note your discussion of your license agreement with MorphoSys AG. Please disclose each party’s right to terminate the agreement.

Response: We acknowledge the comment and have included the requested disclosure on page 85. Please note that this agreement is the subject of a pending arbitration, as discussed on page 94.

25.	Please expand your disclosure to specify, for each agreement:

•	the expiration date of any issued patents described;

•	the filing date, status and anticipated expiration date of any pending patent applications; and

•	the jurisdictions to which the patents or patent applications relate

In addition, if the company has any other material patents or patent applications not otherwise described, please revise to include disclosure of such patents or patent applications comparable to the patent information already provided in this section.

Response: We have added the disclosures related to our intellectual property, covering both issued and pending patent applications, as requested beginning on page 82.

Executive Compensation

Employment Agreements, page 89

26.	Please file your employment agreements with Drs. Nowinski, Huang, and Wittekind and Ms. Gregory as exhibits to the registration statement.

Response: We have filed the requested employment agreements for Drs. Huang and Dr. Wittkind as Exhibits 10.5 and 10.7, respectively, to the S-1. Ms. Gregory’s employment agreement will be filed with an S-1 amendment. As discussed on page 105, the employment agreement with Dr. Nowinski was terminated effective December 25, 2013. Therefore, we have filed the separation agreement that we entered into with Dr. Nowinski, also effective December 25, 2013, as Exhibit 10.8 to the S-1.

Director Compensation, page 95

27.	Please provide disclosure relating to director compensation in tabular form, as required by Item 402(r) of Regulation S-K.

Response: We have added the tabular form disclosure of director compensation, as required by Item 402(r) of Regulation S-K, on page 110.

Mr. Jeffrey P. Riedler

Certain Relationships and Related Party Transactions

Transactions with Our Directors, page 96

28.	As required by Item 404(a)(3) of Regulation S-K, please disclose the approximate dollar value of the amount involved in each transaction.

Response: We have added the approximate dollar value of the amount involved in each transaction, as required by Item 404(a)(3) of Regulation S-K, on page 111.

Description of Capital Stock

Common Stock, page 101

29.	Please set forth the approximate number of holders of your common stock as of the latest practicable date, as required by Item 201(b)(1) of Regulation S-K.

Response: We have added the number of holders of common stock, as required by Item 201(b)(1) of Regulation S-K, on page 116.

30.	Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Response: We have expanded the description of our common stock to specify the vote required by holders of common stock to take action, as required by Item 202(a)(1)(v) of Regulation S-K, on page 116.

Shares Eligible for Future Sale

Lock-Up Agreements, page 105

31.	When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

Response: We acknowledge the comment and will file a form of the lock-up agreement as an exhibit to the S-1 when available.

Balance Sheets, page F-4

32.	We note that you have a contra equity account “loan to officer” with a balance of $600K as of December 31, 2012 and June 30, 2013. Section 402 (a)(k)(1) of Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of a personal loan to or for any director or executive officer. Please tell us, and to the extent necessary disclose the actions that will be taken to ensure that this arrangement will be extinguished prior the completion of the initial public offering, or tell us why this provision does not apply to this loan.

Mr. Jeffrey P. Riedler

Response: The employment agreement with Dr. Nowinski was terminated effective December 25, 2013 and we have filed as Exhibit 10.8 to the S-1 the separation agreement that we entered into with Dr. Nowinski, also effective December 25, 2013. Pursuant to these actions, the loan to Dr. Nowinski, and any accrued interest thereon, was forgiven and the expense associated with the loan forgiveness was recognized as general and administrative expense in the year ended December 31, 2013. These actions are disclosed on page 105.

Notes to Financial Statements

7. Notes Payable, page F-16

33.	Please file your loan agreement with Silicon Valley Bank as an exhibit to this registration statement.

Response: We have not filed the loan agreement with Silicon Valley Bank as an exhibit to the S-1 because the loan agreement was repaid on October 4, 2013 and is no longer outstanding.

15. License and Sponsored Research Agreements

Rockefeller University

License Agreements, page F-27

34.	Please disclose the amount of license initiation fees paid to The Rockefeller University and the period such amounts were paid and clarify where these payments and the shares issued in conjunction with this transaction are classified in the financial statements. Additionally, please disclose the amount of maintenance, milestone and royalty payments you are required to make to Rockefeller University. This comment also applies to your disclosure with respect to Mount Sinai School of Medicine.

Response: We have expanded the disclosure regarding our agreement with The Rockefeller University on page 84 pursuant to Staff comment #23. We have also added language on page F-31 to clarify the timing and classification of license initiation fees, shares issued in conjunction with each license and any significant maintenance, milestone and royalty payment obligations.

Mr. Jeffrey P. Riedler

June 30, 2013

Unaudited Statements of Cash Flows, page F-32

35.	Please tell us how the increase in other assets of $239,982 was determined as the balance sheet change in the period was $1.6 million. In addition, tell us what you are netting against the proceeds from issuance of convertible notes. Please also revise your disclosure as necessary.

Response: The increase in other assets has been determined by subtracting out the increase related to the debt issuance costs incurred and capitalized upon the issuance of our senior convertible notes of $1.3 million. This amount has been separately identified in the current presentation of our Statement of Cash Flows on page F-9 as the line item “payment of financing costs of convertible notes” in the “cash flows from financing activities” section, and the line item “proceeds from the issuance of convertible notes” is now shown as a gross figure.

Notes to Unaudited Financial Statements

3. Fair Value Measurements, page F-36

36.	Please provide quantitative information about the significant unobservable inputs used in the fair value measurement of the liabilities disclosed in this note. Refer to ASC 820-10-50-2bbb.

Response: We have provided a quantitative discussion of the significant unobservable inputs and assumptions and valuation methodologies used in measuring the fair value of our warrant and embedded derivative liabilities in Footnote 5, Fair Value Measurements, on page F-16.

Item 15. Recent Sales of Unregistered Securities, page II-2

37.	With respect to purchases by persons who were or would become directors, please revise your disclosure to identify such persons.

Response: We acknowledge the comment and have updated the disclosure in Item 15 in Part II of the S-1 accordingly.

*    *    *

Mr. Jeffrey P. Riedler

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-5085.

Very truly yours,

/s/ Jonathan DeSantis
Jonathan DeSantis

cc:	Julia Gregory, Chief Executive Officer